November 6, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (215)790-4732</u>

Edward B. Lipkin
President
National Property Analysts Master Limited Partnership
230 S. Broad Street, Mezzanine
Philadelphia, Pennsylvania 19102

> **Re:** **National Property Analysts Master Limited Partnership**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 13, 2007**
> **File No. 000-24816**

Dear Mr. Lipkin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief